U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                                 SEC FILE NUMBER
                                                                      0-25202

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

              For Period Ended: DECEMBER 31, 1999
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR For the Transition Period
                  Ended: _______________

      Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

KITTY HAWK, INC.
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Full Name of Registrant

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Former Name if Applicable

1515 WEST 20TH STREET
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Address of Principal Executive Office (STREET AND NUMBER)

DALLAS/FORT WORTH INTERNATIONAL AIRPORT, TEXAS 75261
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As of March 30, 2000, the Company was still gathering information related to debt financing disclosures, resulting in the Company's inability to file its Form 10-K on the due date without unreasonable effort and expense. As of March 30, 2000, the Company was in compliance with all of its covenants under its credit facility and various debt agreements.


                                         PART IV
                                    OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           M. Tom Christopher                (972)             456-2200
     ------------------------------      ------------      ----------------
                (Name)                    (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates it will report net income of approximately $23.5 million for the year ended December 31, 1999 as compared with net income of $16.6 million for 1998. Revenues for 1999 were approximately $731.3 million as compared to $703.9 million for the fiscal year ended December 31, 1998. The increase in revenues is primarily due to additional activity in the Company's scheduled freight division and air logistics division. The Company increased the number of flights and price structure for the scheduled freight division resulting in an increase in revenues of $50.3 million. The air logistics revenues increased $27.6 million due to an increase in number of trips flown and the average revenue per trip. These increases were offset by a $45.5 million decrease in the Company's air freight carrier revenues due primarily to the elimination of the passenger charter services provided prior to January 1, 1999.

Total costs and expenses for 1999 were $619.2 million as compared to $596.5 million for 1998. The increase in expenses is due to an increase in depreciation expense due to $306.7 million of capital expenditures during 1998 and 1999, an increase in the Company's flight expense due to increase revenue for 1999 and an increase in fuel prices and gallons of fuel consumed. The Company experienced a decrease in its maintenance expense due to retiring 13 aircraft during 1999 and selling seven aircraft during the year.


                                Kitty Hawk, Inc.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MARCH 30, 2000                     By: /s/ JAMES R. CRAIG
      --------------                         -------------------
                                             James R. Craig
                                             Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).